EXHIBIT 99.1



                                                               February 14, 2001



                 VIVENDI UNIVERSAL PRELIMINARY REVENUES FOR 2000

[FRENCH REGULATORY REQUIREMENTS OBLIGE FRENCH COMPANIES TO PUBLISH PRELIMINARY REVENUE INFORMATION WITHIN 45 DAYS OF THE PERIOD END. COMPLETE REVENUES AND EARNINGS INCLUDING PROFORMA DATA FOR VIVENDI UNIVERSAL WILL BE MADE AVAILABLE ON MARCH 9, 2001. THE FOLLOWING IS PROVIDED FOR INFORMATION PURPOSES ONLY AND MAY BE SUBJECT TO CHANGE.]


--------------------------------------------------------------------------------

                               * VIVENDI UNIVERSAL
                               41.7 BILLION EUROS
                          40.0 billion Euros earned by
               Media and Communications and Environmental Services
         (INCLUDING TWENTY-THREE DAYS OF REVENUES FOR UNIVERSAL STUDIOS
                           AND UNIVERSAL MUSIC GROUP)


                           * MEDIA AND COMMUNICATIONS
                               13.6 billion Euros
          Strong increase of 63%, including 19% of internal growth (a)


                            * ENVIRONMENTAL SERVICES
                               26.4 billion Euros
             Increase of 26%, including internal growth of over 10%

--------------------------------------------------------------------------------

Vivendi Universal's preliminary total revenues for 2000 totaled 41.7 billion Euros with media and communications and environmental services, accounting for
40.0 billion Euros, a global 36.5% increase over 1999.

Jean-Marie Messier, Chairman and CEO of Vivendi Universal said, "Vivendi Universal was created on December 8, 2000. The 2000 Vivendi figures are showing the considerable burst of growth of our communications activities in 2000 both in global growth and even more important with a near 20% internal growth. Vivendi Universal enters its first full year of operations with strong growth prospects and a very strong balance sheet. This new company is off to a fast start and we are very confident that we will meet the very aggressive growth targets we have set for ourselves both at the revenues and EBITDA levels."

Revenues by business segment were as follows:

Millions of Euros                           2000 (b)           1999 (c)
-----------------                           -------            --------

TV and Film                                  4,222.1 Euros     1,150.6 Euros
Publishing                                   3,548.8           3,278.4
Music                                          494.6                 -
Telecoms                                     5,284.3           3,912.5
Internet                                        49.4               2.1
TOTAL MEDIA AND COMMUNICATIONS              13,599.2           8,343.6
----------------------------------------------------------------------
Environmental Services                      26,401.9          20,959.4
                                            ---------         --------

Total Vivendi Universal CORE Businesses     40,001.1 Euros    29,303.0 Euros
                                            =========         ========

Revenues from non-core businesses declined from 11.6 billion Euros in 1999 to
1.7 billion Euros in 2000, reflecting the disposition of several businesses that were completed in 2000.

        (a) Internal growth is defined as percentage growth on a constant exchange rate basis and excluding the impact of acquisitions and dispositions.
        (b) Includes Seagram's results (excluding discontinued spirits & wine operations) for twenty-three days since the completion of the merger on December 8, 2000.
        (c) Restated to reflect change in accounting policy with respect to foreign currency translation.


MEDIA AND COMMUNICATIONS

Vivendi Universal's media and communications businesses earned revenues of 13.6 billion Euros in 2000, an increase of 63% over 1999, primarily due the consolidation of Canal+ for the full twelve-month period in 2000 compared to three months in 1999. Internal growth within the media and communications businesses was 19%.


TV AND FILM

Revenues from the TV and Film business totaled 4.2 billion Euros in 2000, of which 3.8 billion Euros were generated by Group Canal+ and 0.2 billion Euros were generated by Universal Studios in the twenty-three day period since the merger. (Revenues for Universal Studios for the twelve-month period ended December 31, 2000 approximated 4.8 billion Euros. Revenue growth for Group Canal+ was 17%, of which 13% was from Pay-TV. As at December 31, 2000, Canal+ had 15.3 million subscriptions, an increase of 8.8% over the prior year. The number of digital subscribers increased 32.3% in 2000, to 5.3 million. Of the total TV and Film revenues, 2.7 billion Euros were generated in France and 1.5 billion Euros were generated outside France, reflecting internal growth rates of approximately 8% and 27%, respectively.


PUBLISHING

Revenues from the Publishing business totaled 3.5 billion Euros in 2000, an increase of 8.2% over 1999, about 5% of which was from internal growth. Interactive games increased approximately 27% due to the success of DiabloII that was launched at the end of June. Information and Healthcare had internal growth of 6%. In Education we had strong performance in Spain and Brazil. Revenues generated outside of France accounted for approximately 46% of the Publishing business compared to 40% in 1999.


MUSIC

Universal Music Group generated revenues of 0.5 billion Euros in the twenty-three day period since the completion of the merger on December 8, 2000. (Revenues for Universal Music Group for the twelve-month period ended December 31, 2000 approximated 6.6 billion Euros. Strong performances in North America, Europe and Japan resulted in increased market share in several major markets including, the United States, the United Kingdom, France, Germany and Japan. In calendar 2000, 67 albums sold over one million copies and five albums sold over five million copies. Major album sales included those by EMINEM, LIMP BIZKIT, U2, BON JOVI and NELLY, among others.)


TELECOMS

The Telecoms business generated revenues of 5.3 billion Euros in 2000, an increase of 35.1%, of which 31.7% was generated from internal growth. Of the total revenues, Cegetel contributed 5.1 billion Euros in 2000, compared with 3.9 billion Euros in 1999, an increase of 31.5%. Cegetel's 2000 revenues would have been even higher had certain mobile-to-mobile contracts not been deferred until 2001. Revenues from mobile telephony were 4.6 billion Euros. The number of subscribers rose 38.3%, to 10.2 million in 2000, from 7.3 million in 1999. This exceeded the target of 10 million subscribers by the end of the year. The market share of "le 7" (wired telephony) continued to be excellent with a 74.3% increase in subscribers in 2000. The second half of 2001 has shown an acceleration of Telecoms growth for Vivendi Universal. (34% net against 29% net in the first half).

ENVIRONMENTAL SERVICES

Vivendi Environnement's total revenues for 2000 were 26.4 billion Euros, an increase of 26% compared with 1999. The increase was the result of internal growth of 10.5% and the full-year effect of acquisitions made in 1999, principally US Filter which was consolidated for twelve months in 2000 compared to eight months in 1999. Internal growth was generated by new contracts in the water, waste management and transportation divisions, increases in volumes and the price of paper in the waste management division, and cogeneration facilities in France combined with expansion in Northern and Eastern Europe in the energy division. Revenues generated outside of France represented 15.3 billion Euros, approximately 58% of the total, an increase of 39.4%, of which 13.3% was from internal growth.


NON-CORE BUSINESSES

Revenues from non-core businesses declined from 11.6 billion Euros in 1999 to
1.7 billion Euros in 2000, reflecting Vivendi Universal's withdrawal from construction and real estate operations. The disposition of Vinci and Nexity, with revenues of 8.8 and 1.5 billion Euros respectively, in 1999 account for the revenue decline. Of the 1.7 billion Euros in revenue from non-core businesses,
1.4 billion were earned by Sithe, in which we have a reduced interest.

                                     * * * *

Vivendi Universal, headquartered in Paris, was created through the merger of Vivendi, Seagram and Canal+ that was completed on December 8, 2000. Vivendi Universal operates in two global core businesses: Media and Communications and Environmental Services. The media and communications business is divided into five business segments: TV and Film, Publishing, Music, Telecoms and Internet. The TV and Film business produces and distributes motion picture, television and home video/DVD products worldwide, operates and has ownership interests in a number of cable and pay TV channels, engages in the licensing of merchandising and film property rights and operates theme parks and retail stores around the world. The Publishing business is Europe's premier publisher of information providing content across multiple platforms, including print, multimedia, on the wired Internet and to PDAs via WAP (Wireless Application Protocol) technology. The Publishing business is a content leader in five core markets: education, games, healthcare information, local services and business and general information. The Music business is conducted though Universal Music Group, which produces, markets and distributes recorded music throughout the world in all major genres. Universal Music Group also manufactures, sells and distributes video products in the United States and internationally, and licenses music copyrights. The Telecoms business provides a broad range of telecommunications services, including mobile and fixed telephony, Internet access and data services and transmission, principally in Europe. The Internet business manages the strategic Internet initiatives and new online ventures for Vivendi Universal. Utilizing advanced digital distribution technology, the Internet business develops e-commerce, e-services and thematic portals that offer access to the Internet via a variety of devices, including mobile phones, PDAs, interactive TV and computers. Vivendi Environnement, a 72 percent-owned subsidiary of Vivendi Universal, operates the environmental services business, with operations around the globe. Vivendi Environnement provides environmental management services, including water treatment and system operation, waste management, energy services and power generation, and transportation services, to a wide range of public authorities and industrial, commercial and residential customers.

The Company's corporate website is located at http://www.vivendiuniversal.com. The Company's financial website is located at http://finance.vivendiuniversal.com.

FOR INFORMATION CONTACT:

INVESTOR RELATIONS:     PRESS AND PUBLIC RELATIONS:
Ariane De Lamaze        Alain Delrieu        Antoine Lefort         Anita Larsen
01-71-71-10-84          01-71-71-10-86       01-71-71-11-80         212-572-1118


IMPORTANT DISCLAIMER

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE RISK THAT THE OPERATIONS COMBINED IN THE MERGER TRANSACTIONS DESCRIBED ABOVE WILL NOT BE INTEGRATED SUCCESSFULLY; THAT THE SYNERGIES EXPECTED TO BE CREATED BY THE MERGER TRANSACTIONS WILL NOT MATERIALIZE; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE UNABLE TO OBTAIN OR RETAIN THE LICENSES AND PERMITS NECESSARY TO OPERATE AND EXPAND ITS BUSINESSES; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THOSE DOCUMENTS AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THOSE DOCUMENTS MAY ALSO BE OBTAINED FREE OF CHARGE FROM VIVENDI UNIVERSAL.